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March 18, 2010	Jacob E. Comer
617-951-7913
617-235-0781 fax
jacob.comer@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	PIMCO Income Strategy Fund (formerly, PIMCO Floating Rate Income Fund)

File Nos. 333-164386; 811-21374

Dear Mr. Thompson:

I am writing to respond to the supplemental oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by telephone earlier today in connection with pre-effective amendment no. 1 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) of PIMCO Income Strategy Fund (the “Fund”) relating to the proposed offering of transferable rights to subscribe for common shares of beneficial interest of the Fund, which was filed with the SEC on March 15, 2010.

Summaries of the Staff’s comments are set forth below, each followed by the Fund’s response. Terms used but not otherwise defined herein have the meanings ascribed to them in the prospectus included in the Amendment (the “Prospectus”).

1.	Comment: The Staff has reviewed (i) the schedule of investments included in the Fund’s annual report to shareholders for the fiscal year ended July 31, 2009 and (ii) the Fund’s most recent filing on Form N-Q for the quarter ended October 31, 2009 (collectively, the “Schedules”). The Staff noted that the percentages listed in the summary captions “Banking” and “Financial Services” in the Schedules indicate that the Fund had, in certain cases, more than 25% of its assets invested in these investment categories. Please confirm that the noted asset percentages listed in the Schedules are consistent with the Fund’s stated policy not to concentrate its investments in a particular industry.

Response: Consistent with prior guidance from the Staff, the Fund has represented to us that it generally determines industry classifications for purposes of its industry concentration policy (required by Section 8(b)(1)(E) of the Investment Company Act of 1940) using classification

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codes that the Sub-Adviser obtains by utilizing the SEC’s website and unaffiliated third-party vendors such as Bloomberg and S&P Research Insight (“SIC Codes”).1 SIC Codes categorize issuers that the Fund groups under the general headings of “Banking” and “Financial Services” in the Schedules into many different individual industries, each identified by a particular numerical code. Thus, the headings used by the Fund in the Schedules are not intended to and do not denote individual industries for purposes of the Fund’s industry concentration policy.

The Fund has represented to us that, as of October 31, 2009, based on the Fund’s SIC Code industry classification, it was not concentrated in any particular industry, and that the industries to which the Fund had the most substantial exposure were as follows:

SIC Code	Industry	% of Fund Assets
6141	Personal Credit Institutions	14.50%
6021	National Commercial Banks	11.79%
6331	Fire, Marine and Casualty Insurance	10.98%
6022	State Commercial Banks	10.55%
7359	Services – Equipment Rental & Leasing, NEC	9.84%
6029	Commercial Banks, NEC	8.30%

Similarly, the Fund has represented to us that, as of July 31, 2009, based on the Fund’s SIC code classification, it was not concentrated in any particular industry, and that the industries to which the Fund had the most substantial exposure were as follows:

SIC Code	Industry	% of Fund Assets
6141	Personal Credit Institutions	17.07%
6022	State Commercial Banks	13.97%
7359	Services – Equipment Rental & Leasing, NEC	10.23%
6021	National Commercial Banks	10.16%
6331	Fire, Marine and Casualty Insurance	8.72%
6029	Commercial Banks, NEC	6.53%

As requested, attached hereto as Appendix A is an annotated excerpt of the Fund’s July 31, 2009 schedule of investments, hand marked by representatives of the Fund to indicate the Fund’s industry classification, by SIC Code, with respect to each issuer listed under “Banking” or “Financial Services.”

1.	See Guide 19 to Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive.

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The Fund has confirmed that it has remained in compliance with its industry concentration policy at all times during the periods referenced in the Staff’s comment.

2.	Comment: The asset percentages listed in the Schedules suggest that the Fund had been focusing its investments in securities of banking and/or financial services companies as of the particular report date. If the Fund intends to focus on these types of investments as a principal investment strategy, please add disclosure to this effect to the applicable section(s) of the Prospectus. If this is not a principal investment strategy, please add disclosure to more clearly indicate that the Fund may focus on these types of investments from time to time.

Response: The Fund has confirmed that it is not a principal investment strategy of the Fund to focus its investments in securities of banking and/or financial services companies, in particular. However, in accordance with the Fund’s fairly broad investment parameters, which give it flexibility to allocate and to re-allocate its assets in varying proportions among a wide variety of floating- and fixed-rate debt instruments, as well as among investment grade and non-investment grade securities, the Sub-Adviser may determine to focus the Fund’s investments in particular industries (to the extent consistent with the Fund’s industry concentration policy) or industrial sectors (such as banking and/or financial services) more heavily than others based on its then-current assessment of relative values, market conditions and other factors.

Consistent with the foregoing, and in response to the Staff’s observations, the Fund has incorporated a number of revisions to the Prospectus, as reflected in pre-effective amendment no. 2 to the Registration Statement (filed concurrently herewith), to clarify and to highlight that it may focus its investments from time to time in particular industries or industrial sectors, including the banking and/or financial services sectors, and to include related enhancements to associated risk disclosure in the Prospectus, as specified below.

The Fund has inserted the following disclosure in the Prospectus section captioned “Portfolio contents”:

The Fund has a policy not to concentrate investments in any particular industry, but may (consistent with that policy) invest up to 25% of its assets in any particular industry, and may focus its investments in companies in related industrial sectors, such as those in the banking or financial services sectors, which may share common characteristics and are often subject to similar business risks and regulatory burdens.

The Fund also has revised the following sentence, as indicated, in each place it appears in the Prospectus:

The Fund is actively managed in accordance with PIMCO’s top down short-term (cyclical) and longer-term (secular) economic outlook, using strategies that focus on credit quality analysis~~, broad market diversification among industries and sectors~~ and ~~other~~ risk management techniques.

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The Fund also has revised the disclosure in the Prospectus sections captioned “Principal risks of the Fund–– Focused Investment Risk” and “Principal risks of the Fund––Recent Economic Conditions Risk” as indicated below (the disclosure below is marked to reflect the changes made).

Focused Investment Risk. Although the Fund has a policy not to concentrate investments in any particular industry, it may (consistent with that policy) invest up to 25% of its assets in any particular industry. To the extent that the Fund focuses its investments in a particular industry, the net asset value of the common shares will be more susceptible to events or factors affecting companies in that industry. These may include, but are not limited to, governmental regulation, inflation, rising interest rates, cost increases in raw materials, fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, competition from new entrants, high research and development costs, increased costs associated with compliance with environmental or other regulation and other economic, market, political or other developments specific to that industry. Also, the Fund may ~~have greater risk to the extent that it~~ invest a substantial portion of its assets in companies in related sectors, such as those in the banking or financial services sectors, which may share common characteristics, are often subject to similar business risks and regulatory burdens, and whose securities may react similarly to the types of events and factors described above, which will subject the Fund to greater risk. The Fund will also be subject to focused investment risks to the extent that it invests a substantial portion of its assets in a particular country or geographic region. See “Principal risks of the Fund—Foreign (Non-U.S.) Investment Risk,” “Principal risks of the Fund—Emerging Markets Risk” and “Principal risks of the Fund—Foreign Currency Risk.”

Recent Economic Conditions Risk; Impacts on Banking and Financial Services Sectors. The debt and equity capital markets in the United States have been negatively affected by significant write-offs in the banking and financial services sectors relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market, among other things. These events, along with the deterioration of the housing market, the failure of

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banking and other major financial institutions and the resulting United States federal government actions have led to worsening general economic conditions, which have materially and adversely affected the broader financial and credit markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These developments may increase the volatility of the value of securities owned by the Fund, particularly those of companies in the banking and financial services sectors, and also may make it more difficult for the Fund to accurately value securities or to sell securities on a timely basis. These developments have adversely affected the broader economy, and may continue to do so, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings and increase defaults. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the net asset value and/or market value of the Fund’s common shares. In addition, the prolonged continuation or further deterioration of the current market conditions could adversely affect the Fund’s portfolio.

The recent instability in the financial markets discussed above has led the U.S. government to take a number of unprecedented actions designed to support certain banking and other financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings and common shares.

* * * * *

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We believe that this submission fully responds to the Staff’s comments. Please call me at 617.951.7913 or, in my absence, David Sullivan at 617.951.7362, if you have any questions regarding the foregoing.

Very truly yours,

/S/ JACOB E. COMER
Jacob E. Comer

APPENDIX A

Annotated July 31, 2009 Schedule of Investments

Please see attached pages. The hand-marked numeric codes indicate the following industries:

SIC Code	SIC Code Description

100	Agriculture Production - Crops

2000	Food and Kindred Products

2430	Millwood, Veneer, Plywood & Structural Wood Members

2600	Papers & Allied Products

2650	Paperboard Containers & Boxes

2711	Newspaper: Publishing or Publishing & Printing

2741	Miscellaneous Publishing

2750	Commercial Printing

2890	Miscellaneous Chemical Products

3089	Plastics Products, NEC

3537	Industrial Trucks, Tractors, Trailers & Stackers

3670	Electronic Components & Accessories

3678	Electronic Connectors

3711	Motor Vehicles & Passenger Car Bodies

3714	Motor Vehicle Parts & Accessories

3790	Miscellaneous Transportation Equipment

3861	Photographic Equipment & Supplies

4813	Telephone Communications (No Radiotelephone)

4899	Communication Services, NEC

4911	Electric Services

6021	National Commercial Banks

6022	State Commercial Banks

6029	Commercial Banks, NEC

6141	Personal Credit Institutions

6172	Finance Lessors

6199	Finance Services

6211	Security Brokers, Dealers & Flotation Companies

SIC Code	SIC Code Description

6311	Life Insurance

6331	Fire, Marine & Casualty Insurance

6799	Investors, NEC

7011	Hotels & Motels

7359	Services - Equipment Rental & Leasing, NEC

7380	Services - Miscellaneous Business Services

7812	Services - Motion Picture & Video Tape Production

7990	Services - Miscellaneous Amusement & Recreation

8300	Services - Social Services

8700	Services - Engineering, Accounting, Research, Management